UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

M-TRON INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41391	46-0457944
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

2525 Shader Road, Orlando, FL		32804
(Address of Principal Executive Offices)		(Zip Code)

James W. Tivy	(407) 298-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box below to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A Conflict Minerals Report for the calendar year ended December 31, 2022, is filed herewith as Exhibit 1.01 and is publicly available at www.mtronpti.com, under the heading “Investors” then “Investor Relations” and placed under the “Corporate Governance” section.

The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibits

A copy of the Conflict Minerals Report is filed herewith as Exhibit 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

M-TRON INDUSTRIES, INC.

By:	/s/ James W. Tivy		Date:	May 24, 2023
	Name:	James W. Tivy
	Title:	Chief Financial Officer

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